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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Asia Satellite Telecommunications Holdings Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04516X106

(Cusip Number)

April 1, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 04516X106			Page 2 of 7 Pages

1.	Name of Reporting Person: Commonwealth Bank of Australia		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 20,665,600

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 20,665,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,573,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.5%

12.	Type of Reporting Person: CO

CUSIP No. 04516X106	13G	Page 3 of 7 Pages

Item 1.(a)	Name of Issuer

     Asia Satellite Telecommunications Holdings Limited

Item 1.(b)	Address of Issuer’s Principal Executive Offices

23 Floor East Exchange Tower
38-40 Leighton Road
Hong Kong

Item 2.(a)	Name of Persons Filing

     Commonwealth Bank of Australia

Item 2.(b)	Address of Principal Business Office or, if none, Residence

     48 Martin Place, Level 2, Sydney NSW 2000, Australia

Item 2.(c)	Citizenship

     Australia

Item 2.(d)	Title of Class of Securities

     Common Stock, HK$0.10 par value per share.

Item 2.(e)	CUSIP Number

     04516X106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     N/A

CUSIP No. 04516X106	13G	Page 4 of 7 Pages

Item 4.	Ownership.

The information contained in Items 5-11 of the cover page is incorporated herein by reference. The reporting person (“CBA”) may be deemed to beneficially own 20,665,600 shares of Common Stock of Asia Satellite Telecommunications Holdings Limited (“Asia Sat”) as a result of the aggregate holdings of certain of its wholly owned subsidiaries. The shares of Asia Sat are traded on the Hong Kong Stock Exchange. The shares were acquired on the Hong Kong Stock Exchange by First State Investments (Hong Kong) Limited, First State Investments (Singapore) Limited, First State Investment Management (UK) Limited and First State Investments International Limited, all of which are wholly owned subsidiaries of CBA (collectively, the “CBA Fund Managers”). The CBA Fund Managers hold the shares for clients who have shared voting and dispositive power with the CBA Fund Managers over the shares.

First State Investments (Hong Kong) Limited acquired 947,500 shares or approximately 0.24%. First State Investments (Singapore) Limited acquired 907,500 shares or approximately 0.23%, First State Investment Management (UK) Limited acquired 12,022,900 shares or approximately 3.08% and First State Investments International Limited acquired 7,695,200 shares or approximately 1.97%. First State Investments International Limited is owned 100% by First State Investment Management (UK) Limited.

While CBA does not own of record any shares of common stock, as a result of the ownership of its subsidiaries, CBA may be deemed to be the beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. CBA disclaims beneficial ownership over any of the reported securities which it may be been deemed to beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Clients of the CBA Fund Managers have the ultimate right to receive any dividends from the common stock beneficially owned by the Reporting Person and the proceeds from the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

CUSIP No. 04516X106	13G	Page 5 of 7 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04516X106	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

09 February, 2004	COMMONWEALTH BANK OF AUSTRALIA

By:
	Name:	John Damien Hatton
	Title:	Company Secretary

COLONIAL FIRST STATE INVESTMENTS LIMITED

By:
	Name:	Peter Sipek
	Title:	Senior Manager, Investment Management Support

CUSIP No. 04516X106	13G	Page 7 of 7 Pages

EXHIBIT A

SUBSIDIARIES ACQUIRING SECURITIES BEING REPORTED ON
BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Company	Type of Company

First State Investment Management (UK) Limited	IA
First State Investments International Limited	IA
First State Investments (Hong Kong) Limited	IA
First State Investments (Singapore) Limited	IA